VIA EDGAR AND FACSIMILE

November 10, 2008

David R. Humphrey

Branch Chief

Mail Stop 3561

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	American Vanguard Corporation

Form 10-K for the Year Ended December 31, 2007

Filed March 17, 2008

File Number: 001-13795

Dear Mr. Humphrey:

Enclosed herewith is the Form 10-Q of American Vanguard Corporation (the “Company”) for the period ended September 30, 2008 (the “Q3 10-Q”). The Company has attempted to incorporate into the Q3 10-Q the changes recommended by the Commission in its letters dated July 15, 2008 and August 26, 2008. We are concurrently filing the Q3 10-Q with the Commission through the public EDGAR filing portal.

Further, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

American Vanguard Corporation

4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing our overall disclosure. Please do not hesitate to contact me at (949) 221-6140 if you have further questions or comments on this matter.

Sincerely,

AMERICAN VANGUARD CORPORATION

/s/ James A. Barry
James A. Barry
Chief Administrative Officer, Treasurer and Assistant Secretary

cc:	Juan Migone (SEC Staff – fax 202.772.9202)

Lyn Shenk (SEC Staff – fax 202.772.9202)

American Vanguard Corporation

4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660